UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42260

Powell Max Limited

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

As previously disclosed, on March 5, 2025, Powell Max Limited (the “Company”) received a deficiency notice from the staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the bid price of its listed security had closed at less than $1.00 per share for 30 consecutive business days, the Company was not in compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”) and the Company was provided 180 calendar days, or until September 1, 2025, to regain compliance.

On September 2, 2025, the Company received a letter (the “Delisting Determination Letter”) from the Staff notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market. The determination was made as a result of the Company’s failure to regain compliance with Minimum Bid Price Rule within the prescribed period and the Company’s failure to comply with the $5,000,000 minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market. Accordingly, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

Unless the Company requests an appeal of this determination to a Nasdaq Hearings Panel by no later than 4:00 p.m. Eastern Time on September 9, 2025, trading of the Company’s securities will be suspended at the opening of business on September 11, 2025, and Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company may appeal Nasdaq’s determination to a Hearings Panel pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Hearings Panel’s decision.

The Company intends to request a hearing with the Hearings Panel at which it will request a suspension of delisting pending its return to compliance.

Forward-Looking Statements

This report contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognized by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

Date: September 5, 2025	By:	/s/ Tsz Kin Wong
	Name:	Tsz Kin Wong
	Title:	Chairman of the Board, Executive Director and Chief Executive Officer

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